UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for Aegean Marine Petroleum Network Inc. (the "Company"), as of and for the three months ended March 31, 2013.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for the Company's products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	contraction of the global credit market and ability to obtain financing;

•	successful integration of business acquisitions;

•	the Company's future operating or financial results;

•	the Company's future payment of dividends and the availability of cash for payment of dividends;

•	the occurrence of terrorist attacks, piracy, and international hostilities affecting the shipping industry;

•	the Company's ability to retain and attract senior management and other key employees;

•	the Company's ability to manage growth;

•	the Company's ability to maintain its business in light of its proposed business and location expansion;

•	the outcome of legal, tax or regulatory proceedings to which the Company may become a party;

•	adverse conditions in the shipping or the marine fuel supply industries;

•	the Company's contracts and licenses with governmental entities remaining in full force and effect;

•	material disruptions in the availability or supply of petroleum products;

•	changes in the market price of petroleum, including the volatility of spot pricing;

•	increased levels of competition;

•	compliance or lack of compliance with various environmental and other applicable laws and regulations;

•	the Company's ability to collect accounts receivable;

•	changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general;

•	the Company's failure to hedge certain financial risks associated with its business;

•	uninsured losses;

•	the Company's ability to maintain its current tax treatment;

•	the Company's failure to comply with restrictions in its credit agreements;

•	increases in interest rates; and

•	other important factors described from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

These forward-looking statements should be considered in light of the information included in this report and the documents incorporated by reference herein, including the information under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. The Company undertakes no obligation to update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: July 3, 2013	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

As used herein, all references to "we," "our," "us" and the "Company" refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" herein are to, and amounts are presented in, U.S. dollars.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the three month periods ended March 31, 2013 and 2012 should be read in conjunction with our financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled "Risk Factors" included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on April 26, 2013.

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port, at sea and on rivers. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver such fuel, using our bunkering tankers, to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We generally do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Morocco, the United Arab Emirates, the United Kingdom, Las Palmas, Panama and Barcelona we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, Morocco, the United Arab Emirates, the United Kingdom, Las Palmas, Panama and Barcelona utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of our agreement which is prior to the loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month, subject to the agreed quantity as per our contract. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of the marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing marine fuel from suppliers and selling and delivering the fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Sales volume of marine fuel.  We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

•
Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.  Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants.  We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represent amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.  For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants.

The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended
	March 31,
	2012	2013

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	1,799,329	1,558,389
Less: Cost of marine petroleum products sold	1,730,402	1,495,205
Gross spread on marine petroleum products	68,927	63,184
Less: Gross spread on lubricants	746	1,059
Gross spread on marine fuel	68,181	62,125

Sales volume of marine fuel (metric tons)	2,461,230	2,367,077

Gross spread per metric ton of marine fuel sold (U.S. dollars)	27.7	26.2

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, gross profit, for all periods presented:

	For the Three Months Ended
	March 31,
	2012	2013

	(in thousands of U.S. dollars, unless otherwise stated)

Gross spread on marine petroleum products	68,927	63,184
Add: Voyage revenues	5,901	5,113
Add: Other revenues	5,685	6,989
Less: Cost of voyage revenues	3,706	3,215
Less: Cost of other revenues	406	1,348
Gross profit	76,401	70,723

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products (including gross spread on marine fuel sold and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to gross profit, operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, hire charges, other vessel operating expenses and overhead costs) or other costs of doing business.

For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.  For further discussion on our relationship with Aegean Oil, please refer to our annual report on Form 20-F for the year ended December 31, 2012, "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Aegean Oil S.A."

•
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company's performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our performance and because we believe that it presents useful information to investors regarding Company's ability to service and/or incur indebtedness. The following table reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA for the periods presented:

	For the Three Months Ended
	March 31,
	2012	2013

	(in thousands of U.S. dollars, unless otherwise stated)

Net income attributable to AMPNI shareholders	6,005	7,186

Add: Net financing cost	8,553	6,153
Add: Income taxes	225	411
Add: Depreciation and amortization	7,749	7,271

EBITDA	22,532	21,021

•
Number of markets served.  The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and Netherlands), West Africa (Ghana), Vancouver (Canada), Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas and Tenerife (Canary Islands), Cape Verde, Panama, Hong Kong, Spain and Greece where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, Northern Europe on October 9, 2007, Ghana on January 15, 2008, Portland, U.K. on April 1, 2008, Canada and Mexico on July 1, 2008, Southern Caribbean (Trinidad and Tobago) on April 1, 2009, Tangiers, Morocco on August 25, 2009, the ARA region on April 1, 2010, Las Palmas on July 1, 2010, Cape Verde on March 13, 2011, Tenerife on June 4, 2011, Panama on August 1, 2011, Hong Kong on September 13, 2012 and in Barcelona on April, 30, 2013.

•
Average number of operating bunkering vessels.  Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period.  This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated:

	For the Three Months Ended
	March 31,
	2012	2013

	(in thousands of U.S. dollars, unless otherwise stated)

Sales volume of marine fuel (metric tons)	2,461,230	2,367,077
Gross spread on marine petroleum products	68,927	63,184
Gross spread per metric ton of marine fuel sold (U.S. dollars)	27.7	26.2
Number of markets served, end of period	19.0	20.0
Average number of owned and operated bunkering vessels	58.0	55.4

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

•	our entrance into new markets;

•	our purchasing methods of marine petroleum products;

•	our marketing strategy;

•	our vessel acquisitions and disposals;

•	PLATTS prices;

•	conditions in the international shipping and the marine fuel supply industries;

•	regulation of the marine fuel supply industry;

•	regulation of the tanker industry;

•	levels of supply of and demand for marine petroleum products;

•	levels of competition; and

•	other factors affecting our industry.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments and marine fuel traders and brokers. For the three months ended March 31, 2012 and 2013, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a long-term contract to supply minimum quantities of fuel to a commercial customer in Jamaica. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time, we may act as a broker, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third-parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the United Arab Emirates, the Canary Islands and Spain, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we have paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third-parties.

The following table reflects our cost of marine petroleum products sold, including the cargo transportation cost, incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	For the Three Months Ended
	March 31,
	2012	2013

	(in thousands of U.S. dollars, unless otherwise stated)

Third-party suppliers	1,644,690	1,412,685
Related company suppliers	85,712	82,520
Total	1,730,402	1,495,205

We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service centers that we may establish, gross spread on marine petroleum products may be lower than for our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues, included in our total revenues, are significantly derived from the employment of our vessels, the Aegean III, the Aegean VIII, the Aegean XII, the Aegean Daisy, the Aegean Rose, the Aegean Breeze and the Aegean Tiffany, under a contract with an unaffiliated third-party for the distribution of refined marine petroleum products in Greek ports. During the three months ended March 31, 2012 and 2013, we recognized $1.1 and $0.7 million of revenue, respectively, under this contract.

Two of our vessels, the Amorgos and the Karpathos, are employed under contracts with Aegean V, a company owned and controlled by relatives of Mr. Dimitris Melisanidis, our founder and Head of Corporate Development. During the three months ended March 31, 2012 and 2013, we recorded revenue of $1.9 and $2.0 million, respectively, under these contracts.  Please also refer to the table in Note 12 to our condensed consolidated financial statements included herein.

Other Revenues

Other revenues, included in our total revenues, consist of brokerage and agency fees, throughput fees, demurrages and storage fees. These revenues are recognized when services are performed and collectability is reasonably assured. Please also refer to the table in Note 12 to our condensed consolidated financial statements included herein.

Cost of Revenues

Cost of marine petroleum products consists of purchase costs of marine petroleum products and direct receiving costs of marine petroleum products, as described above. Cost of voyage revenues consists of voyage expenses and vessel operating expenses attributable to the voyage revenue we earn from the chartering out of our vessels. These costs include salaries and wages of the crew, depreciation and other operating expenses of the vessels such as repairs, maintenance, stores, spare parts, insurance, consumables and bunkers consumption. Cost of other revenues consists of direct costs of incurring other revenues.

Selling and Distribution expenses

We separately present the selling and distribution expenses due to its individual significance to perform our operations. These expenses generally represent indirect expenses incurred for selling and distribution and related to the delivery of the products and services to the customers.

The selling and distribution expenses mainly consist of the following:

•	salaries of our traders and shoreside personnel responsible for operation of our vessels and the distribution and supervision of our marine petroleum products and lubricant products;

•	salaries and wages of the shipboard personnel, mainly under short-term contracts, of the owned vessels used for the delivery of the marine petroleum products to the end customer using these vessels;

•
depreciation and amortization of dry-docking costs and other operating expenses of the owned vessels (such as repair, maintenance, stores, spare parts, insurance, consumables) and bunkers consumption of the owned vessels used for the delivery of the marine petroleum products to the end customer using these vessels;

•	vessel hire charges related to the hiring of third-party vessels used for the delivery of the marine petroleum products to the end customer;

•
storage costs, which mainly consist of the expenses of our floating such as our tankers, the Leader, the Mediterranean and the Tapuit, our on-land storage facilities in Portland and Las Palmas and our leased on-land storage facility in Tanger-Med and Panama;

•	bad debt provision, which has remained low in the past several years due to our effective credit control process and we expect it will remain at low levels; and

•	other costs, which mainly consist of port expenses, brokerage fees, laboratory analysis expenses, advertising expenses, supervising, inspections and survey costs.

We employ salaried employees at our offices in Greece, Connecticut and Belgium, where most of our sales and marketing, operations and technical departments are located, and at each of our service centers. We maintain a minimal number of salaried employees at our service centers, where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The cost of our vessels depreciates on a straight-line basis over the expected useful life of each vessel.  We follow the deferral method of accounting for drydocking costs under which actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next drydocking is scheduled.

Our selling and distribution costs have grown over the past several years mainly due to the expansion of our business into new service centers and the enlargement of our fleet. We expect that the amount of selling and distribution will continue to increase, as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and storage facilities.

General and administrative expenses

We separately present the general and administrative expenses, which mainly consist of the salaries and wages of the management and the general directors, the office administrative, legal, accounting and finance personnel, the depreciation of the office property, equipment and other fixed assets and the general office expenses, legal, auditing and professional fees, communal charges, travel expenses, maintenance of the Company's property, rent and utilities.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. We capitalize interest incurred during the construction periods for financing our investments in bunkering vessels and storage facilities. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities used to finance the construction of our newbuilding bunkering tankers and our other senior secured credit facilities. We expect that interest and finance costs will increase further due to increased drawdowns under our credit facilities to finance our operations and capital expenditures.

Income Taxes

We are incorporated in the Marshall Islands. Under Marshall Islands law, we are not subject to tax on income or capital gains. Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions, such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes and other taxes. Other than in Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate.  For the three months ended March 31, 2012 and 2013, our income tax amounted to $0.2 million and $0.4 million, respectively.  The income tax amounts are mainly attributable to our Canadian and Belgian operations.

Results of Operations

Period ended March 31, 2013, compared to the Period ended March 31, 2012

Sales of Marine Petroleum Products.  Sales of marine petroleum products decreased by $240.9 million, or 13.4%, to $1,558.4 million for the period ended March 31, 2013, compared to $1,799.3 million for the period ended March 31, 2012. Of the total decrease in sales of marine petroleum products, $180.3 million was attributable to a 10.1% decrease in the average price of marine fuel (using sales volumes for the period ended March 31, 2012), $61.4 million was attributable to a decrease in the sales volume of marine fuel (using average prices for the three months ended March 31, 2013) while the sales of lubricants increased by $0.8 million. Sales volume of marine fuel decreased by 94,153 metric tons, or 3.8%, to 2,367,077 metric tons for the period ended March 31, 2013, compared to 2,461,230 metric tons for the period ended March 31, 2012, due to our decision to strategically reduce our presence in the West African market.

Voyage Revenues. Voyage revenues decreased by $0.8 million, or 13.6%, to $5.1 million for the period ended March 31, 2013, compared to $5.9 million for the period ended March 31, 2012, due to lower volumes delivered. Voyage revenues for the three months ended March 31, 2013 and 2012 were attributable to the employment of five of our bunkering tankers with an unaffiliated third-party for the distribution of refined marine petroleum products in Greek ports and the employment of two of our vessels with a related party.

Other Revenues.  Other revenues increased by $1.3 million, or 22.8%, to $7.0 million for the period ended March 31, 2013, compared to $5.7 million for the period ended March 31, 2012, due to storage revenues recognized in Tangiers of $1.1 million. Other revenues for the period ended March 31, 2013 were attributable to the storage revenues recognize in Panama and Tangiers and other revenues related to throughput fees, brokerage and agency fees.

Revenues from Related Companies. Revenues from related companies included in the sales of marine petroleum products, voyage revenues and other revenues for the period ended March 31, 2013 were $4.6 million, $2.0 million and $0.0 million, respectively, compared to $15.9 million, $2.1 million and $0.0 million, respectively, for the period ended March 31, 2012.

Cost of Revenue. The cost of sales of marine petroleum products decreased by $235.2 million, or 13.6%, to $1,495.2 million for the period ended March 31, 2013, compared to $1,730.4 million for the period ended March 31, 2012. The decrease in the cost of marine petroleum products was attributable to the decrease in the average purchase price of the marine petroleum products.  The purchases from related parties included in the cost of sales of marine petroleum products decreased by $3.2 million, or 3.7%, to $82.5 million for the period ended March 31, 2013, compared to $85.7 million for the period ended March 31, 2012. The cost of voyage and other revenues for the period ended March 31, 2013 increased by $0.5 million, or 12.2%, to $4.6 million for the period ended March 31, 2013, compared to $4.1 million for the period ended March 31, 2012.

Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products decreased by $5.7 million, or 8.3%, to $63.2 million for the period ended March 31, 2013, compared to $68.9 million for the period ended March 31, 2012. The contribution of the gross profit on voyage and other revenues for the period ended March 31, 2013 was $1.9 million and $5.6 million, respectively, compared to $2.2 million and $5.3 million respectively, for the period ended March 31, 2012. Our gross spread per metric ton of marine fuel sold during the period ended March 31, 2013 decreased by $1.5, or 5.4%, to $26.2, compared to $27.7 for the period ended March 31, 2012.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues was 4.0% and 3.8% for the three months ended March, 31, 2013 and 2012, respectively. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please see "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S. GAAP measure.

Selling and Distribution. Selling and distribution expenses decreased by $4.6 million, or 8.3%, to $51.0 million for the period ended March 31, 2013, compared to $55.6 million for the period ended March 31, 2012. This decrease was mainly due to the sale of vessels and a decrease in the provision for doubtful accounts.

General and Administrative. General and administrative expenses decreased slightly by $0.1 million, or 1.4%, to $7.0 million for the period ended March 31, 2013, compared to $7.1 million for the period ended March 31, 2012.

Interest and Finance Costs.  Interest and finance costs decreased by $2.4 million, or 27.9%, to $6.2 million for the period ended March 31, 2013, compared to $8.6 million for the period ended March 31, 2012. The decrease in interest and finance costs was attributable to the decrease in the outstanding debt.

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

Critical Accounting Policies

For a discussion of our critical accounting policies, please Item 5 to our Annual Report on Form 20-F for the year ended December 31, 2012 and Note 2 to our audited financial statements included therein.

Liquidity and Capital Resources

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources, including our cash accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position, which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way, we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments, which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies, primarily the Euro, the United Arab Emirates dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and, accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies' ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital, (iii) short-term borrowings from banks, and (iv) long-term bank debt. We believe that our working capital resources are sufficient for our present requirements.

We have revolving credit facilities that provide for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks used to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels.

Violation of Financial Covenants under Certain of our Credit Facilities

As of March 31, 2013, we were not in compliance with the current ratio covenant contained in [nine] of our credit facilities, with aggregate outstanding short-term borrowings of $168.4 million and aggregate outstanding long-term borrowings of $252.4 million as of that date, which requires us to maintain a minimum current ratio of 1.15-to-one, while we maintained a current ratio of 1.07 to one.  As of March 31, 2013, we were also not in compliance with the working capital covenant contained in one of our credit facilities, with outstanding short-term borrowings of $88.7 million as of that date, which requires us to maintain at least $75.0 million of working capital, while we maintained working capital of $50.5 million.  We have obtained waivers from our lenders for non-compliance with these covenants.  We expect to be in compliance with these covenants in the future or, if required, obtain additional waivers from our lenders.

A violation of any of the financial covenants contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders is subject to no event of default. See "Item 8. Financial Information—Dividend Policy" of our annual report on Form 20-F.

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. The breaches described above constituted events of default under the applicable credit facilities and, absent the waivers with our lenders discussed above, together with the cross-default provisions in certain of our credit facilities, could have resulted in the lenders requiring immediate repayment of certain of our loans. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any additional waivers of or amendments to our credit facilities that we obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Cash Flow

Net Cash Used In/Provided by Operating Activities

Net cash provided by operating activities was $42.2 million for the three months ended March 31, 2013, as compared to $28.7 million that were used in operating activities for the three months ended March 31, 2012. This increase was directly related to the decrease on the last 30 days average price of marine petroleum products and the timing of collections from customers and payment of suppliers. Our working capital excluding cash and debt decreased by $137.7 million, to a surplus of $403.5 million as of March 31, 2013, compared to a surplus of $541.2 million as of March 31, 2012.

Net Cash Used In/Provided by Investing Activities

Net cash used in investing activities was $3.0 million for the period ended March 31, 2013. During the period, we paid $16.6 million for the construction of our storage facility in Fujairah and we received net cash consideration of $7.8 million and $6.1 million for the sale of our tankers, the Aegean Tulip and the Aeolos, and our subsidiary in Panama, respectively.

Net cash used in investing activities was $11.0 million for the period ended March 31, 2012. During the period, we paid $1.3 million as milestone payments under our newbuilding and engineering contracts and $8.4 million for the construction of our storage facility in Fujairah. Furthermore we increased our restricted cash by $1.2 million.

Net Cash Used In/Provided by Financing Activities

Net cash used in financing activities was $54.1 million for the period ended March 31, 2013, mainly due to net repayments of $50.3 million on our long-term debt. Furthermore, during the period ended March 31, 2013, we paid dividends to non-controlling interest of $2.7 million, while we declared and paid dividends of $0.5 million to our shareholders.

Net cash provided by financing activities was $0.3 million for the period ended March 31, 2012. The cash inflow of $6.5 million from the drawdowns under our short-term credit was partly offset by the repayments of long-term debt of $5.4 million. Furthermore, during the period ended March 31, 2012, we declared and paid dividends of $0.5 million to our shareholders.

Trend information

During the period ended March 31, 2013, our sales volume of marine fuel decreased by 3.8%, as compared to the prior period, which was mainly due to our decision to strategically reduce our presence in the West African market.

We sold two double-hull vessels, one of which was used as a floating storage vessel. The sale of our older vessels is driving down our operating expense structure and increase the utilization of our fleet. In 2013, we commenced our physical supply operations in Barcelona and we plan to expand our operations in new markets during 2013 and further diversify revenue and enhance flexibility.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Starting in 2011, we have currently built up an extensive production and distributing network in major and minor worldwide ports for our brand. During 2013, we will continue expanding our branded supply and we expect the sales volumes to increase, as we continue to increase our market share.

Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers after suitable credit analysis of them.  The recent adverse changes in world credit markets may adversely affect our ability to do business with customers whose creditworthiness may no longer meet our criteria.  Volatility in the price of marine fuel and lubricants may also affect our working capital requirements.

Recent Developments

On April 24, 2013, we completed the sale and delivery of Ellen, a 1,439 dwt single-hull bunkering tanker, to a third-party purchaser for $0.18 million, resulting in a loss of approximately $0.5 million.

On May 15, 2013, our board of directors declared a first quarter 2013 dividend of $0.01 per share, payable on June 12, 2013 to shareholders of record as of May 29, 2013.

On May 16, 2013, we held our 2013 annual meeting of shareholders.  At the annual meeting, our shareholders (i) reelected Yiannis N. Papanicolaou and Konstantinos D. Koutsomitopoulos to serve on our board of directors until our 2016 annual meeting of shareholders and until their successors are elected and qualified or until their earlier resignation or removal and (ii) ratified the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as our independent auditors for the fiscal year ending December 31, 2013.

On May 28, 2013, we began the syndication process of our $800 million Secured Multicurrency Revolving Credit Facilities, subject to final documentation, which is expected to be comprised of three tranches, consisting of Tranche A of $100 million, Tranche B of $100 million and Tranche C of $600 million.

On June 25, 2013, we announced that we entered a global cooperation agreement with SK Lubricants Co., Ltd., or SK Lubricants, pursuant to which we will supply and deliver marine lubricant products to customers of SK Lubricants in our network, and SK Lubricants will provide our customers in South Korea with marine lubricant products.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND MARCH 31, 2013

(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2012	March 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,246	$61,716
Trade receivables, net of allowance for doubtful accounts of $3,503 and $2,971, as of December 31, 2012 and March 31, 2013 respectively	474,235	479,250
Due from related companies	15,248	16,948
Derivative asset	-	138
Inventories	180,826	174,474
Prepayments and other current assets, net of allowance for doubtful accounts of $770 and $0, as of December 31, 2012 and March 31, 2013 respectively	32,132	35,552
Restricted cash	6,917	6,918
Total current assets	786,604	774,996

FIXED ASSETS:
Advances for other fixed assets under construction	103,112	118,602
Vessels, cost	532,121	519,391
Vessels, accumulated depreciation	(79,095)	(81,959)
Other fixed assets, net	13,392	13,323
Total fixed assets	569,530	569,357

OTHER NON-CURRENT ASSETS:
Deferred charges, net	16,562	15,500
Intangible assets	18,518	18,142
Goodwill	37,946	37,946
Deferred tax asset	2,524	2,420
Other non-current assets	159	152
Total assets	1,431,843	1,418,513
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	321,752	321,407
Current portion of long-term debt	144,042	100,249
Trade payables to third parties	225,467	256,836
Trade payables to related companies	17,432	20,872
Other payables to related companies	1,460	1,319
Derivative liability	3	-
Accrued and other current liabilities	24,595	23,851
Total current liabilities	734,751	724,534

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	187,492	180,699
Deferred tax liability	3,045	3,069
Derivative liability	632	567
Other non-current liabilities	1,405	1,156
Total non-current liabilities	192,574	185,491

COMMITMENTS AND CONTINGENCIES	-	-

AMPNI STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2012 and March 31, 2013; 48,553,038 and 48,593,038 shares issued and 46,581,399 and 46,621,399 shares outstanding at December 31, 2012 and March 31, 2013, respectively	486	486
Treasury stock $0.01 par value; 1,967,639 shares, repurchased at December 31, 2012 and March 31, 2013	(29,327)	(29,327)
Additional paid-in capital	345,556	346,353
Retained earnings	183,951	190,671
Total AMPNI stockholders' equity	500,666	508,183

Non-controlling interest	3,852	305
Total equity	504,518	508,488
Total liabilities and equity	1,431,843	1,418,513

The accompanying notes are an integral part of these condensed consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2012	2013

Revenues
Revenues – third parties	$1,792,925	$1,563,902
Revenues – related companies	17,990	6,589

Total Revenues	1,810,915	1,570,491

Cost of Revenues
Cost of revenues– third parties	1,648,321	1,416,481
Cost of revenues – related companies	86,193	83,287

Total Cost of Revenues	1,734,514	1,499,768

Gross Profit	76,401	70,723

OPERATING EXPENSES:
Selling and Distribution	55,560	50,956
General and Administrative	7,060	6,965
Amortization of intangible assets	376	376
Loss on sale of vessels	-	3,268

Total operating expenses	62,996	61,565

Operating income	13,405	9,158

OTHER INCOME/(EXPENSE):
Interest and finance costs	(8,582)	(6,163)
Interest income	29	10
Gain on sale of subsidiary	-	4,174
Foreign exchange gains, net	1,654	399
	(6,899)	(1,580)

Income before provision for income taxes	6,506	7,578

Income taxes	(225)	(411)

Net income	$6,281	$7,167
Net income (loss) attributable to non-controlling interest	276	(19)
Net income attributable to AMPNI shareholders	$6,005	$7,186

Basic earnings per common share	$0.13	$0.15
Diluted earnings per common share	$0.13	$0.15

Weighted average number of shares, basic	45,438,383	45,660,166
Weighted average number of shares, diluted	45,438,383	45,660,166

The accompanying notes are an integral part of these condensed consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 AS OF MARCH 31, 2012 AND 2013
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2011	48,196,870	482	(1,967,639)	(20)	(29,288)	341,154	165,734	1,480	$479,542

- Net Income	-	-	-	-	-	-	6,005	276	6,281
- Dividends declared and paid ($0.01 per share)	-	-	-	-	-	-	(462)	-	(462)
- Share-based compensation	-	-	-	-	-	929	-	-	929

BALANCE, March 31, 2012	48,196,870	482	(1,967,639)	(20)	(29,288)	342,083	171,277	1,756	486,290

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	(29,307)	345,556	183,951	3,852	$504,518

- Net income	-	-	-	-	-	-	7,186	(19)	7,167
- Dividends paid to non-controlling interest	-	-	-	-	-	-	-	(2,713)	(2,713)
- Dividends declared and paid ($0.01 per share)	-	-	-	-	-	-	(466)	-	(466)
- Share-based compensation	40,000	-	-	-	-	797	-	-	797
- Sale of subsidiary	-	-	-	-	-	-	-	(815)	(815)
BALANCE, March 31, 2013	48,593,038	486	(1,971,639)	(20)	(29,307)	346,353	190,671	305	508,488

The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2013
Cash flows from operating activities:
Net income	$6,281	$7,167
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	5,599	5,069
Provision of (release of) doubtful accounts	2,626	(532)
Share-based compensation	929	797
Amortization	2,483	2,327
Deferred income taxes	(198)	128
Unrealized (gain) loss on derivatives	1,474	(206)
Loss on sale of vessels, net	-	3,268
Gain on sale of subsidiary	-	(4,174)
Unrealized foreign exchange gain	352	(289)
(Increase) Decrease in:
Trade receivables	(13,140)	(3,923)
Due from related companies	(4,234)	(1,700)
Inventories	(40,853)	6,352
Prepayments and other current assets	1,411	(5,714)
Increase (Decrease) in:
Trade payables	5,676	35,330
Other payables to related companies	972	(141)
Accrued and other current liabilities	2,772	132
Other non-current assets	(1)	7
Other non-current liabilities	99	32
Payments for dry-docking	(906)	(1,749)
Net cash (used in) provided by operating activities	(28,658)	42,181

Cash flows from investing activities:
Advances for vessels under construction	(1,289)	-
Advances for other fixed assets under construction	(8,391)	(16,617)
Proceeds from sale of subsidiary, net of cash surrendered	-	6,149
Net proceeds from sale of vessels	-	7,808
Purchase of other fixed assets	(142)	(359)
Increase in restricted cash	(1,156)	(1)
Net cash used in investing activities	(10,978)	(3,020)

Cash flows from financing activities:
Proceeds from long-term debt	-	11,000
Repayment of long-term debt	(5,369)	(61,297)
Repayment of capital lease obligation	(320)	(310)
Net change in short-term borrowings	6,524	(345)
Financing costs paid	(70)	-
Dividends paid to non-controlling interest	-	(2,713)
Dividends paid	(462)	(466)
Net cash provided by (used in) financing activities	303	(54,131)

Effect of exchange rate changes on cash and cash equivalents	542	(560)

Net change in cash and cash equivalents	(38,791)	(15,530)
Cash and cash equivalents at beginning of period	68,582	77,246
Cash and cash equivalents at end of period	$29,791	$61,716

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except per share data, unless otherwise stated))

1.      Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

These unaudited condensed consolidated financial statements presented herein should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2012.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

2.      Significant accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes to these policies in the three-month period ended March 31, 2013, except for an additional accounting policy, which is as follows:

Gains/Losses on sale of subsidiary: Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings and are classified as nonoperating gains and losses.

 3.     Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 14, 2012 and valid until October 17, 2013, the Company transfers ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange of cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade receivables on the consolidated balance sheets and is reflected as cash provided by operating activities on the consolidated statements of cash flows.

The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We sold $163,480 of trade accounts receivable during the period ended March 31, 2013, which is net of servicing fees of $457. During the period ended March 31, 2012, we sold $186,050 of trade accounts receivable, net of servicing fees of $448.

4.      Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2012	March 31, 2013
Held for sale:
Marine Fuel Oil	141,590	145,724
Marine Gas Oil	33,965	23,377
	175,555	169,101
Held for consumption:
Marine fuel	4,145	4,420
Lubricants	972	837
Stores	24	27
Victuals	130	89
	5,271	5,373

Total	180,826	174,474

5.      Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company's subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates with estimated cost of $120,000. The Company is expected to complete the construction of the new facility by the end of year 2013 and the payments of the contractual amounts are made with the progress of the construction.  As of March 31, 2013, the Company has paid advances for construction of the in-land storage facility amounting to $114,868. The contractual obligations arising from signed contracts relating to this project after March 31, 2013 are approximately $5,000 for 2013.

Las Palmas in-land storage facility: As at March 31, 2013, the Company has capitalized expenses incurred for additions and improvements on the Las Palmas terminal site in the amount of $3,734.

6.      Vessels:

During the three months ended March 31, 2013, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2013	532,121	(79,095)	453,026
- Depreciation	-	(4,858)	(4,858)
- Vessels sold	(12,730)	1,994	(10,736)
Balance, March 31, 2013	519,931	(81,959)	437,432

On February 26, 2013, the Company sold the vessel Aeolos to an unaffiliated third-party purchaser for an aggregate price of $6,125. The loss on sale of $2,634 was calculated as the sale price less the carrying value of the vessel of $8,759. This loss is included under the loss on sale of vessels in the consolidated statements of income.
On February 06, 2013, the Company sold the vessel Tulip to an unaffiliated third-party purchaser for an aggregate price of $1,683. The loss on sale of $634 was calculated as the sale price less the carrying value of the vessel of $1,977 and the carrying value of unamortized dry-docking costs of $340. This loss is included under the loss on sale of vessels in the consolidated statements of income.

7.      Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2012	9,036	3,459	3,405	15,900
- Additions	-	-	359	359
- Disposals	-	-	(721)	(721)
Cost, March 31, 2013	9,036	3,459	3,043	15,538

Accumulated depreciation, December 31, 2012	-	(450)	(2,058)	(2,508)
- Depreciation expense	-	(9)	(202)	(211)
- Disposals		-	504	504
Accumulated depreciation, March 31, 2013	-	(459)	(1,756)	(2,215)

Net book value, December 31, 2012	9,036	3,009	1,347	13,392
Net book value, March 31, 2013	9,036	3,000	1,287	13,323

8.      Deferred Charges:

During the three months ended March 31, 2013, the movement of the account deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, January 1, 2013	15,864	698	16,562
- Additions	1,229	-	1,229
- Disposals	(340)	-	(340)
- Amortization	(1,826)	(125)	(1,951)
Balance, March 31, 2013	14,927	573	15,500

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

9.      Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company tests for impairment at least annually (as of December 31), or more frequently if impairment indicators arise, using a two step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit with its book value including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

The decline in our stock price such that the market capitalization was lower than the consolidated net book value as of March 31, 2013 indicated the need for an interim impairment assessment. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at March 31, 2013.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites and a non-compete covenant acquired with the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Concession agreements	Non- compete covenant	Total
Cost as per	December 31, 2012	19,797	3,365	23,162
	March 31, 2013	19,797	3,365	23,162
Accumulated Amortization as per	December 31, 2012	(3,222)	(1,422)	(4,644)
	March 31, 2013	(3,468)	(1,552)	(5,020)
NBV as per	December 31, 2012	16,575	1,943	18,518
	March 31, 2013	16,329	1,813	18,142
Amortization Schedule	Apr 1, to December 31, 2013	742	387	1,129
	2014	988	517	1,505
	2015	988	517	1,505
	2016	988	392	1,380
	2017	988	-	988
	Thereafter	11,635	-	11,635

10.   Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2012	March 31, 2013
Short-term borrowings:
Revolving credit facility dated 12/20/2012	50,000	50,000
Revolving overdraft facility 6/29/2012	7,993	7,993
Trade credit facility 7/1/2012	92,126	79,750
Revolving credit facility 11/16/2012	66,000	60,000
Revolving credit facility 9/1/2012	47,528	35,000
Revolving credit facility 5/10/2012	58,105	88,664
Total short-term borrowings	321,752	321,407
Long-term debt:
Secured syndicated term loan 8/30/2005	24,940	24,340
Secured term loan facility under senior secured credit facility 12/19/2006	19,820	19,120
Secured term loan 10/25/2006	20,985	20,135
Secured term loan 10/27/2006	13,600	13,294
Secured syndicated term loan 10/30/2006	52,802	51,945
Secured term loan 9/12/2008	33,949	32,880
Secured syndicated term loan 4/24/2008	30,734	29,028
Secured syndicated term loan 7/8/2008	6,326	5,840
Secured term loan 4/1/2010	2,175	2,030
Secured term loan 4/1/2010	1,322	1,026
Roll over agreement 4/1/2010	6,631	6,310
Overdraft facility under senior secured credit facility 3/3/2011	118,250	75,000
Total	331,534	280,948
Less: Current portion of long-term debt	(144,042)	(100,249)
Long-term debt, net of current portion	187,492	180,699

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

As at March 31, 2013, the Company was not in compliance with the current ratio covenant contained in two of its short-term borrowings (required to maintain a minimum of 1.15-to-one and maintained 1.07-to-one) under which a total of $168,414 was outstanding as of that date and with the working capital covenant contained in one of its short-term borrowings (required to maintain a minimum of $75,000 and maintained $50,462) under which a total of $88,664 was outstanding as of that date. The Company obtained waivers for these covenant breaches. Management has the intention and the ability to cure these breaches in the event that the Company is still not in compliance with these covenants upon the expiry of the existing waivers within 2013, and has not renegotiated the waivers.

As at March 31, 2013, the Company was not in compliance with the current ratio covenant or had waivers that supplemented the original current ratio covenant contained in seven of its original loan agreements relating to long-term debt (required to maintain a minimum of 1.15-to-one and maintained 1.07-to-one) under which a total of $252,448 was outstanding as of that date. The Company obtained waivers for this covenant breach. Management has the intention and the ability to cure this breach in the event that the Company is still not in compliance with this covenant upon the expiry of the existing waivers within 2013, and has not renegotiated the waivers.

The annual principal payments of long-term debt required to be made after March 31, 2013 is as follows:

Amount
April 1 to December 31, 2013	95,397
2014	18,640
2015	18,343
2016	18,243
2017	20,603
2018 and thereafter	109,722
280,948

11.   Derivatives and fair value measurements:

The Company uses derivative instruments in accordance with its overall risk management strategy.  The change in the fair value of these instruments measured at the mark-to-market prices is recognized immediately through earnings.

The following describes the Company's derivative classifications: The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of March 31, 2013, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted- average remaining term	Fixed Interest Rate

U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,310	$567	13.01	2.35%

In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by AAA at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a quarterly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $247 and a liability of $109).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	December 31, 2012	March 31, 2013

Fuel pricing contracts	Current derivative assets	-	138
	Derivative liabilities, current	3
Interest rates contracts	Derivative liabilities, non-current	632	567

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the three months ended March 31, 2012 and 2013:

		Three months ended March 31,
Income/ (Loss)	Statements of Income Location	2012	2013

Fuel pricing contracts	Cost of revenue - third parties	(8,136)	(195)
Interest rate contracts	Interest and finance cost	(81)	39
Total		(8,217)	(156)

The following table sets forth by level our assets/ liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at March 31, 2013
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(567)	-	(567)	-
Fuel pricing contracts	138	-	138	-

Total	(429)	-	(429)	-

		Fair value measurements at December 31, 2012
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	632	-	632	-
Fuel pricing contracts	3	-	3	-

Total	635	-	635	-

Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments.  Where possible, the Company verifies the values produced by its pricing models to market prices.  The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.
Fuel pricing contracts are valued using quoted market prices of the underlying commodity.

The Company evaluates the prices provided through the forward curves to calculate the mark-to-market valuation of the fuel pricing derivatives. During the period ended March 31, 2013, the Company entered into fuel pricing contracts for 299,400 metric tons.

The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not require significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

12.   Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2012	2013

Sales of marine petroleum products	1,799,329	1,558,389
Voyage revenues	5,901	5,113
Other revenues	5,685	6,989
Revenues	1,810,915	1,570,491

Cost of marine petroleum products	1,730,402	1,495,205
Cost of voyage revenues	3,706	3,215
Cost of other revenues	406	1,348
Cost of Revenues	1,734,514	1,499,768

Included in the cost of revenues is depreciation of $697 and $454 for the three months ended March 31, 2012 and 2013, respectively.

13.   Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2012	2013

Salaries	16,973	15,158
Depreciation	4,763	4,471
Vessel hire charges	4,332	3,254
Amortization of dry-docking costs	1,655	1,708
Vessel operating expenses	9,740	10,705
Bunkers consumption	10,039	8,513
Storage costs	1,441	3,319
Broker commissions	1,272	1,015
Provision for doubtful accounts	2,626	(532)
Other	2,719	3,345
Selling and Distribution expenses	55,560	50,956

14.   General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2012	2013

Salaries	2,935	2,863
Depreciation	140	144
Office expenses	3,985	3,958
General and Administrative expenses	7,060	6,965

15.   Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at March 31, 2013 are as follows:

April 1 to December 31, 2013	12,997
2014	17,569
2015	17,570
2016	17,327
2017	17,256
Thereafter	185,122

Total minimum annual payments under all non-cancelable operating leases	267,841

Rent expense under operating leases was $1,180 and $3,890 for the three months period ended March 31, 2012 and 2013, respectively.

Legal Matters: In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.001 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010.  In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit.  The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

16.   Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $773 as at March 31, 2013.

The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after March 31, 2013, are as follows:

Amount
April 1 to December 31, 2013	931
2014	414
Total minimum lease payments	1,345
Less: imputed interest	61
Present value of minimum lease payments	1,284
Current portion of capitalized lease obligations	(1,181)
Long-term capitalized lease obligations	103

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

17.   Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of non-vested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the three months ended March 31, 2013:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2013	995,152	10.44
Awarded	40,000	6.69
Vested	(95,271)	9.04
March 31, 2013	939,881	10.43

Total compensation cost of $797 was recognized and included in the general and administrative expenses in the accompanying condensed consolidated statement of income for the three months ended March 31, 2013.

As of March 31, 2013, there was $3,921 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 1.4 years as follows:

Amount
April 1 to December 31, 2013	2,441
2014	1,379
2015	98
2016	3
3,921

18.    Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. For the three months ended March 31, 2013 the Company excluded 939,881 non vested share awards as anti-dilutive. For the three months ended March 31, 2012 the Company excluded 783,387 non vested share awards as anti-dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Three Months Ended March 31,
	2012	2013

Net and dilutive income attributable to AMPNI shareholders	$6,005	7,186

Less: Dividends declared and undistributed earnings allocated to non-vested shares	(105)	(149)
Basic and diluted income available to common stockholders	$5,900	7,037

Basic weighted average number of common shares outstanding	45,438,383	45,660,166

Diluted weighted average number of common shares outstanding	45,438,383	45,660,166

Basic earnings per common share	$0.13	$0.15
Diluted earnings per common share	$0.13	$0.15

19.    Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense) / benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Three Months Ended March 31,
	2012	2013
Current tax expense	(423)	(283)
Net deferred tax benefit/(expense)	198	(128)
Income tax expense	(225)	(411)
Effective tax rate Reconciliation	19.21%	31.14%

Our provision for income taxes for each of the three-month periods ended March 31, 2012 and 2013 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Three Months Ended March 31,
	2012	2013
Income tax benefit/ (expense) on profit before tax at statutory rates	359	(423)
Effect of permanent differences	(584)	12
Total tax expense	(225)	(411)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

20.    Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

 The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

21.    Sale of Subsidiary:

On February 25, 2013, the Company entered into an agreement with a third-party to sell all ownership interest (55.5%) in Aegean Oil Terminals (Panama). The remaining interest had been previously presented as a non-controlling interest on the consolidated financial statements. Under the terms of the agreement, an amount of 6,318 was paid to the Company. Also, an amount of 3,384 was distributed from Aegean Oil Terminals as dividends to Aegean and an amount of 2,713 to the non-controlling interest in accordance with the ownership interests. The Company's gain from the sale of its ownership interest in Aegean Oil Terminals is included in Gain on sale of subsidiary on the accompanying condensed consolidated statement of income. The net effect of the cash received from the sale and the transfer of cash balances to the owners is reflected in Proceeds from Sale of subsidiary, net of cash surrendered in the investing activities of the consolidated statement of cash flows. The Company's ownership interest in Aegean Oil Terminals was 55.5 percent.

Under a separate agreement with the purchaser, the Company simultaneously agreed to lease from the purchaser fuel storage facilities at the ports of Panama.

22.  Subsequent Events:

Sale of vessel: On April 24, 2013, the Company completed the sale and delivered the vessel Ellen, a 1,439 dwt single-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $182, resulting in a loss of approximately $500.